UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, November 17, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that, today, we have been informed by our Chilean subsidiary Vial y Vives – DSD S.A. that it has signed a Memorandum of Understanding (MOU) with Samsung Engineering Chile, a Chilean Agency of Samsung Engineering Co., Ltd for the project entitled: “Civil Works and Electromechanical Assembly of the Combined Cycle Power Plant” in the Kelar Combined Cycle Thermoelectric Central located in Mejillones, II Antofagasta Region, Chile.

The project consists of performing structural excavations, foundations to insert and close perimeter, as well as the complete assembly, which includes structural, mechanical, piping and electrical assembly, in addition to instrumentation of both gas and steam turbines, as well as of the BOP Balance Plant.

Moreover, we estimate to subscribe the contract in the following days, which will be communicated as a Relevant Information Communication when concluded. This contract will have an execution period 19 months and the amount of the project is US$ 85’035,390.66 plus sales tax.

Sincerely,

____________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: November 17, 2014